SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                            National Steel Corporation
                             (Name of Issuer)

                 Class B Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                 637844-30-9
                  (CUSIP Number of Class of Securities)

                           Edmund C. Duffy, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 1, 1995
                     (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                               SCHEDULE 13D

   CUSIP No. 637844-30-9
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        NKK U.S.A. Corporation                       51-0312155
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

        Not Applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                         None
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
          EACH                          22,100,000 (See Item 5)
        REPORTING                ___________________________________
          PERSON                   (9)  SOLE DISPOSITIVE POWER
          WITH
                                              None
                                 ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                         22,100,000 (See Item 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,100,000 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        51.1% (See Item 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        CO
   _________________________________________________________________



                               SCHEDULE 13D

   CUSIP No. 637844-30-9
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        NKK Corporation
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

        Not Applicable
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                            None
       BENEFICIALLY                ___________________________________
         OWNED BY                  (8)  SHARED VOTING POWER
           EACH
         REPORTING                       22,100,000 (See Item 5)
          PERSON                   ___________________________________
           WITH                    (9)  SOLE DISPOSITIVE POWER

                                         None
                                   ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                      22,100,000 (See Item 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,100,000 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        51.1% (See Item 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*  (See Instructions)

        CO
   _________________________________________________________________



               This statement amends and supplements the statement on the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on April 9, 1993, by NKK U.S.A. Corporation and NKK Corporation relating to the Class B Common Stock, par value $.01 per share, of National Steel Corporation. Pursuant to Rule 13d-2(c) of the General Rules and Regulations under the Securities Exchange Act and Item 101(a)(2)(ii) of Regulation S-T, the text of the Schedule 13D has been restated in its entirety and attached hereto as Annex I. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D.

     Item 4.  Purpose of Transaction

               Item 4 is hereby amended and supplemented by adding the following before the last paragraph thereof:

               The Company issued 6,900,000 shares of new Class B Common Stock in connection with its second public offering (the "Second Offering"), which closed on February 1, 1995. As the result of the Second Offering, the Filing Persons' ownership in the Company has been diluted as described in Item 5.

     Item 5.   Interest in the Securities of the Issuer

               Item 5(a) is hereby amended and restated as follows:

               (a) As of the close of business on February 1, 1995, NAC directly owned 22,100,000 shares of Class A Common Stock, representing 100% of the shares of Class A Common Stock outstanding on February 1, 1995. NAC currently is the sole owner of the outstanding shares of Class A Common Stock, since NII converted all of its holdings of Class A Common Stock it had held as the result of Recapitalization Agreement (as explained in Item
     6) into Class B Common Stock in October 1993. NKK may, by virtue of holding all the common shares of NAC, be deemed to own beneficially the Shares as to which NAC possesses a direct beneficial ownership. Each share of Class A Common Stock is entitled to two votes and each share of Class B Common Stock is entitled to one vote and, except as otherwise required by law, the Class A Common Stock and the Class B Common Stock vote together on all matters submitted to a vote of Stockholders. Consequently, on February 1, 1995, the Filing Persons held 67.6% of the voting power of the outstanding Shares.

               Each share of Class A Common stock is convertible into Class B Common Stock on a one-to-one basis at any time at the option of the holder. Accordingly, the Filing Persons are deemed to beneficially own the 22,100,000 shares of Class B Common Stock into which their Class A Common Stock is convertible. If all the shares of Class A Common Stock held by the Filing Persons were converted into Class B Common Stock, the Filing Persons would hold 22,100,000 shares of Common Stock, representing approximately 51.1% of the shares of Class B Common Stock, and 51.1% of the aggregate voting power of all Shares, based upon the number of Shares outstanding on February 1, 1995.

               In the event that any share of Class A Common Stock ceases to be owned by NAC or any entity in which NKK holds a majority of the economic and voting interest, then without any action on the part of the holder, each such share of Class A Common Stock will automatically convert into a share of Class B Common Stock. In the event that, at any time, NKK (including entities in which NKK holds a majority of the economic and voting interest) shall own Shares representing less than a majority of the combined voting power of the then-outstanding capital stock of the Company, then, without any action on the part of the holders thereof, each outstanding share of Class A Common Stock will automatically convert into a share of Class B Common Stock.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Item 6 is hereby amended and supplemented by adding the following at the end thereof:

               In connection with the Second Offering, NAC and NKK have executed and delivered to the managing underwriters of the Second Offering a letter agreement (the "Second Lock-Up Agreement"), a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference, not to sell any shares of common stock of the Company or any securities convertible into or exercisable or exchangeable for such common stock, until 90 days after the date of the prospectus relating to the Second Offering.

     Item 7.  Material to be Filed as Exhibits.

               Item 7 is hereby amended and supplemented by adding the following at the end thereof:

               Exhibit 2 -    Second Lock-Up Agreement, dated January
                              25, 1995, among NKK Corporation, NKK
                              U.S.A. Corporation and J.P. Morgan
                              Securities Inc.


                                  SIGNATURES

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

     Dated:  February 13, 1995

                                        NKK CORPORATION

                                        By:/s/ Yoichi Shimogaichi
                                           Executive Vice President


                                        NKK U.S.A. CORPORATION

                                        By: /s/ Yoshitaka Fujitani
                                            President



                                 EXHIBIT INDEX

                                                                 PAGE

      Exhibit 2:     Second Lock-Up Agreement dated January       8
                     25, 1995, among NKK Corporation, NKK
                     U.S.A. Corporation and J.P. Morgan
                     Securities Inc.

      Annex I        Schedule 13D filed with the Securities       10
                     and Exchange Commission on April 9,
                     1993, by NKK U.S.A. Corporation and
                     NKK Corporation relating to the Class
                     B Common Stock, Par value $.01 per
                     share of National Steel Corporation.